

May 9, 2018

SEC
Mail Processing
Section

MAY 0 9 2018

Washington DC
408

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended March 31, 2018.

Very truly yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Enclosures